Tyra Biosciences, Inc.

2656 State Street

Carlsbad, CA 92008

May 14, 2025

VIA EDGAR

Jason Drory

Office of Life Sciences

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tyra Biosciences, Inc.

Registration Statement on Form S-3

File No. 333-287086

To the addressee set forth above:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Tyra Biosciences, Inc., respectfully requests that the effective date of the Registration Statement on Form S-3 referred to above be accelerated so that it will become effective at 4:00 P.M. Eastern Time on May 16, 2025, or as soon as practicable thereafter.

If you have any questions or require additional information, please contact Matthew T. Bush of Latham & Watkins LLP at (858) 523-3962. Thank you for your assistance and cooperation in this matter.

Sincerely,

TYRA BIOSCIENCES, INC.

By:	/s/ Alan Fuhrman
Alan Fuhrman
Chief Financial Officer

cc:	Todd Harris, Ph.D., Tyra Biosciences, Inc.

Matthew T. Bush, Latham & Watkins LLP